[WASHINGTON BANKING COMPANY LETTERHEAD]

May 18, 2009

VIA EDGAR

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4561

Re:	Washington Banking Company Registration Statement on Form S-3 Filed February 18, 2009 Amendment No. 1 filed May 12, 2009 File No. 333-175377 Request for Acceleration

Dear U.S. Securities and Exchange Commission (the “Commission”):

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Washington Banking Company (the “Company”) respectfully requests that the effective date of the above described registration statement be accelerated so that the registration statement will become effective on Friday, May 22, 2009, at 4:00 p.m., eastern time, or as soon thereafter as practicable.

     Regarding the above referenced registration statement, the Company acknowledges that:

1.

Should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.

The Company may not assert that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Andrew Ognall at 503-221-2207, counsel to the Company, if you foresee any reason the request for acceleration cannot be honored.

Sincerely, /s/ John L. Wagner John L. Wagner President & Chief Executive Officer

30162223.01